UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Hailiang Education Group Inc.

Full name of registrant:

Former name if applicable:

1508 Binsheng Road, Binjiang District,

Address of principal executive office (Street and number):

Hangzhou City, Zhejiang, People’s Republic of China, 310051

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hailiang Education Group Inc. (the “Company” or “we”) is unable to file the Annual Report on Form 20-F for the year ended June 30, 2021 (the “Form 20-F”) by October 31, 2021, the original due date for such filing, due to the newly promulgated Implementation Regulations of the People’s Republic of China on the Law Regarding the Promotion of Private Education (the “Implementation Rules”) effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through mergers, acquisitions, contractual arrangements, etc. Additionally, the Implementation Rules prohibit private schools providing compulsory education from conducting transactions with the related parties. Compulsory education in this context means the nine years of curriculum education mandated by the PRC, consisting of six years of primary education and three years of secondary education. Based on IFRS 10, the Company lost control over the affiliated entities providing compulsory education on June 30, 2021. As the compulsory education services represent a separate line of the Company’s business, the Company has also classified the historical financial results of the compulsory education business as discontinued operations. As a result, we expect to recognize a loss of RMB250.9 million, which consists of (i) a one-off loss of RMB259.8 from loss control of the affiliated entities providing compulsory education, accounting for 5-15% of the net assets attributed to the Company’s shareholders; and (ii) the net income of RMB8.9 million from the discontinued operations, accounting for 1%~3% of the total net income of the 2021 fiscal year. We believe that it will not impact on the Company's ability to continue as a going concern.

Moreover, the financial performance of the continuing operations continues to grow. We estimate that total revenue, operating profit, and net profit attributed to the shareholders of the Company from the continuing operations for the fiscal year ended June 30, 2021 will increase by 30~35%, 30%~35%, and 35%~40%, respectively on a year-over-year basis. The reason the Company can continue growing its continued operations under the complex regulatory and operating environment is due to the Company’s business model having been transformed into an asset-light model to provide various management services to K12 schools and students since the fiscal year of 2017. The Company’s growth does not rely on opening new schools. Instead, we offer management services to K12 schools and students, including education and management consulting, logistics and supply chain management, education information and technology consulting, teachers training, after-school well-rounded education services, study trips, and overseas study consulting services. The revised strategy and the services we provide are consistent with current regulatory policy and can achieve longer-term benefits for society.

The Company requires more time to complete the accounting treatment and disclosures to finalize its financial statements for the fiscal year ended June 30, 2021.

The Company anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Junwei Chen	(+86)	571-5812-1974
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects a one-off loss from losing control of the affiliated entities providing compulsory education and it will be reflected in the financial statements to be included in the Annual Report on Form 20-F. The change in net income was primarily due to the impact from the Implementation Rules, which was described in Part III.

Forward-looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to the Company’s ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Hailiang Education Group Inc.

(Name of Registrant as Specified in Charter)

Date: November 1, 2021	By	/s/ Junwei Chen
Name: Junwei Chen
Title: Chairman and Chief Executive Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).